November 26, 2024

VIA EDGAR

Christie Wong

Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Burning Rock Biotech Limited

Form 20-F for Fiscal Year Ended December 31, 2023

File No. 001-39316

Dear Ms. Wong and Ms. Xiao:

On behalf of our client, Burning Rock Biotech Limited (the “Company”), we are responding to the comment from the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated October 31, 2024 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2023 filed on April 29, 2024 (the “Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 18. Exhibits

Exhibits 12.1 and 12.2, page 137

1.

We note you have omitted the portion of introductory language in paragraph 4, as well as language in paragraph 4(b) of the Section 302 certifications, which refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the company. Since you are subject to the internal control over financial reporting requirements, please amend your Form 20-F accordingly to include the requisite language in your Section 302 certifications. Refer to

Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please ensure the revised certifications refer to the Form 20-F/A and are currently dated.

In response to the Staff’s comment, the Company has filed an amendment to the Form 20-F which includes the revised officers’ certifications. This amendment includes only the cover page, the explanatory note, the exhibit index, the signature page and the revised officers’ certifications containing paragraphs 1, 2, 4 and 5.

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Mr. Yusheng Han, Chairman of the Board of Directors and Chief Executive Officer

Ms. Xiaozhi Hu, Senior Director in Finance

Burning Rock Biotech Limited